Organigram Closes Second Tranche of Previously Announced BAT Private Placement Investment

TORONTO, Ontario – September 3, 2024 – Organigram Holdings Inc. (NASDAQ: OGI) (TSX: OGI), (the “Company” or “Organigram”), a leading licensed producer of cannabis, announced today that on August 30, 2024, the Company closed the second of three tranches (the “Second Tranche”) of the previously announced C$124,559,674 follow-on strategic equity investment (the “Investment”) by BT DE Investments Inc. (the “Investor”), a wholly owned subsidiary of British American Tobacco plc (“BAT”). Pursuant to the Second Tranche closing, the Investor acquired 4,429,740 common shares (the “Common Shares”) and 8,463,435 Class A preferred shares (the “Preferred Shares” and together with the Common Shares, the “Shares”) of the Company at a price of C$3.2203 per share (the “Per Share Price”) for gross proceeds of USD$30,821,684.69 (equal to C$41,519,891)1. The remaining 12,893,175 Shares subscribed for are due to be issued at the Per Share Price in the final tranche on or around February 28, 2025 (the “Third Tranche”).
“With two tranches of the Jupiter pool now funded, combined with our strong balance sheet and targeted investment strategy, Organigram is well on its way to executing on its ambitious growth plan focusing on international, technological and product expansion,” said Paolo De Luca, Chief Strategy Officer of Organigram. “Our inaugural Jupiter investment in Open Book Extracts marked our second investment in the U.S. market, and our first international investment in Sanity Group represents a significant first step in our ambitions to grow our footprint in the fast-growing German market,” he concluded.

Update on the “Jupiter” Strategic Investment Pool
As previously announced, most of the Investment is being used by Organigram to fund a strategic investment pool, named “Jupiter” (the “Jupiter Pool”). The Jupiter Pool was designed to accelerate Organigram’s international growth ambitions and targets investments both overseas and in the United States, with rigorous legal compliance processes. Following the closing of the first tranche on January 23, 2024 (the “First Tranche Closing”), the Company has already made two important investments from the Jupiter Pool.
1 As determined using the average daily exchange rate published by the Bank of Canada on August 28, 2024 for converting Canadian dollars into U.S. dollars.

The first investment of USD $2 million was made in Open Book Extracts (“OBX”), a North Carolina-based company that is a leading ingredient provider, product formulator and manufacturer of hemp derived extracts and products. OBX has a scalable platform, differentiated products, formulation expertise, tremendous access to the U.S. market and a leadership position in the fast-growing hemp derivatives category.
The second investment of €14 million (~ C$21 million), was made in Sanity Group GmbH (“Sanity”), a market leader in the fast-growing German medical market. This investment marks Organigram’s first strategic investment aimed at expanding its presence in Europe. Sanity has quickly established itself as a leader in the German cannabis market where it maintains a robust distribution network with over 2,000 pharmacies working with approximately 5,000 physicians in Germany. Sanity currently holds an estimated market share position of over 10% in Germany and has experienced an over 100% run rate revenue growth from the pre-April 1st period to the date hereof. Sanity is also participating in a Swiss recreational cannabis pilot program in the Canton of Basel-Landschaft, with two stores operational and a plan to expand its retail footprint in Switzerland. Later this summer, Sanity is expected to invest in proprietary distribution channels providing it with what it believes will be a competitive advantage that capitalizes on new medical consumers entering the market.

Early Warning Disclosure
Immediately following the closing of the Second Tranche, the Investor beneficially owned 32,571,942 Common Shares and 8,463,435 Preferred Shares, representing 30% of the issued and outstanding Common Shares and 100% of the Preferred Shares, in each case on a non-diluted basis.
As previously announced, the Investment is being undertaken in three (3) tranches, each subject to the satisfaction of certain conditions. Under the First Tranche Closing, 12,893,175 Common Shares were issued to the Investor at the Per Share Price. If the Third Tranche were completed on the date hereof, the Investor would beneficially own 32,571,942 Common Shares and 21,356,610 Preferred Shares, which would represent 30% of the issued and outstanding Common Shares and 100% of the issued and outstanding Preferred Shares, in each case on a non-diluted basis.
The final combination of Common Shares and Preferred Shares issued on closing of the Third Tranche will be such higher / lower numbers as may be permitted by the 30% Threshold. The foregoing figures are based on 108,573,141 Common Shares issued and outstanding immediately following the Second Tranche Closing. Approval by the Company’s shareholders, clearance under the Competition Act (Canada), applicable stock exchange approval and certain other conditions to closing of each of the First Tranche, the Second Tranche and the Third Tranche were satisfied in connection with the closing of the First Tranche, and accordingly closing of the Third Tranche is subject to customary closing conditions for a private placement of this nature.
Pursuant to the terms of the subscription agreement (the “Subscription Agreement”) between the Investor and the Company dated November 5, 2023, Shares issued in the First Tranche, Second Tranche, and Third Tranche are allocated between Common Shares and Preferred Shares such that if the number of Common Shares owned by the Investor or its affiliates, associates, related parties and any joint actors would exceed 30% of the aggregate number of Common Shares issued and outstanding (the “30% Threshold”) after the closing of the applicable tranche, the Company will issue to the Investor the greatest number of Common Shares issuable pursuant to such closing without exceeding the 30% Threshold, with the remainder of the Shares issuable as Preferred Shares (all as more specifically set forth in the Subscription Agreement).
The Preferred Shares are non-voting convertible preferred shares of the Company convertible at the option of the Investor without payment of any additional consideration (subject to the 30% Threshold). The Preferred Shares are convertible initially on a one-for-one basis, provided however that the conversion rate will increase at a rate of 7.5% per annum commencing from the initial date on which Preferred Shares are issued, until such time as the holders of Preferred Shares would beneficially own, or exercise control or direction over, directly or indirectly, with their respective affiliates, associates, related parties and any joint actors, after giving effect to the conversion of the Preferred Shares, 49.0% of the aggregate number of Common Shares issued and outstanding.
The Investor entered into the Subscription Agreement in furtherance of its strategic investment in the Company. The completion of the Third Tranche in accordance with the terms of the Subscription Agreement will increase the Investor’s security ownership in the Company. The Investor intends to review its investment in the Company on a continuing basis and may, subject to the terms of the A&R Investor Rights Agreement (as defined below), and depending upon a number of factors, including market and other conditions, increase or decrease its beneficial ownership, control, direction or economic exposure over securities of the Company, through market transactions, private agreements, treasury issuances, exercise of options, convertible securities, derivatives, swaps or otherwise. Pursuant to the Subscription Agreement, unless otherwise consented to in writing by the Investor in advance, the Company is required to use one-half of the proceeds from each of the First Tranche and the Second Tranche for general corporate purposes, and one-half of the proceeds of each of the First Tranche and the Second Tranche, and all of the proceeds of the Third Tranche, to fund the Jupiter Pool, subject to adjustment in accordance with the terms of the Subscription Agreement. The Jupiter Pool is to be invested by the Company in accordance with the terms of reference provided for in the A&R Investor Rights Agreement.
The Subscription Agreement contains customary voting support covenants of the Investor in connection with the approval of matters related to the Investment by the Company’s shareholders, which approval was obtained at the Company’s annual and special meeting of shareholders held on January 18, 2024. In addition, it contains a covenant of the Company not to issue or obligate itself to issue any securities, including Shares, during the term of the Subscription Agreement, except (1) (a) with the prior written consent of the Investor, (b) as permitted under Company’s equity incentive plans, (c) as expressly contemplated by or pursuant to the Investor’s top-up and pre-emptive rights under the A&R Investor Rights Agreement, or (d) at a price that is at or above the Per Share Price, and (2) initially up to 15,756,648 Shares (based on estimated pro forma shareholdings that would result in the Investor owning at least 40% of the Shares outstanding if the First Tranche, the Second Tranche, and the Third Tranche were completed) at any price, but subject to increase as agreed to by the Company and the Investor acting reasonably, if the number of Shares outstanding increases over time.
Pursuant to the amended and restated investor rights agreement entered into between the Investor and the Company concurrently with the closing of the First Tranche (the “A&R Investor Rights Agreement”), the Investor has the right to nominate up to 30% of the board of directors of the Company (the “Board”), subject to the Investor maintaining certain share ownership thresholds. The Investor is entitled, subject to the terms and conditions of its nomination rights, to replace its nominee directors from time to time. In addition, the Investor has certain governance rights, so long as it maintains certain share ownership thresholds, including pre-emptive rights, top-up rights and customary registration rights. The Investor is permitted to engage with the Board regarding the Company’s business and prospects.
This press release is being issued, in part, pursuant to National Instrument 62-103 – The Early Warning System and Related Take-Over Bid and Insider Reporting Issues, which requires an early warning report to be filed under the Company’s profile on SEDAR+ at www.sedarplus.ca containing additional information respecting the foregoing matters. You may also contact the Investor’s media centre at +44 (0) 20 7845 2888 to obtain a copy of the early warning report once filed.
Further details relating to the Investment can be found in the press release issued by the Company on November 6, 2023 and the Company’s management information circular dated December 20, 2023 (the “Circular”).

About Organigram Holdings Inc.
Organigram Holdings Inc. is a NASDAQ Global Select Market and TSX listed company whose wholly owned subsidiary Organigram Inc. is a licensed producer of cannabis, cannabis-derived products and cannabis infused edibles in Canada.

Organigram is focused on producing high-quality cannabis for adult recreational consumers, as well as developing international business partnerships to extend the Company's global footprint. Organigram has also developed and acquired a portfolio of legal adult-use recreational cannabis brands, including Edison, Holy Mountain, Big Bag O’ Buds, SHRED, SHRED’ems, Monjour, Tremblant Cannabis and Trailblazer. Organigram operates facilities in Moncton, New Brunswick and Lac-Supérieur, Quebec, with a dedicated edibles manufacturing facility in Winnipeg, Manitoba. The Company is regulated by the Cannabis Act and the Cannabis Regulations (Canada).

Forward-Looking Information
This news release contains forward-looking information. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects”, “estimates”, “intends”, “anticipates”, “believes” or variations of such words and phrases or state that certain actions, events, or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking information involves known and unknown risks, uncertainties and other factors that may cause actual results, events, performance or achievements of Organigram to differ materially from current expectations or future results, performance or achievements expressed or implied by the forward-looking information contained in this news release. Risks, uncertainties and other factors involved with forward-looking information could cause actual events, results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward-looking information include factors and risks disclosed in the Circular, and the Company’s most recent annual information form, management’s discussion and analysis and other Company documents filed from time to time on SEDAR+ (see www.sedarplus.ca) and filed or furnished to the Securities and Exchange Commission on EDGAR (see www.sec.gov). Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Although the Company believes that the assumptions and factors used in preparing the forward-looking information in this news release are reasonable, undue reliance should not be placed on such information and no assurance can be given that such events will occur in the disclosed time frames or at all. The forward-looking information included in this news release are made as of the date of this news release and the Company disclaims any intention or obligation, except to the extent required by law, to update or revise any forward-looking information, whether as a result of new information, future events or otherwise.

For Media enquiries:
Megan McCrae, Senior Vice President – Global Brands and Corporate Affairs megan.mccrae@organigram.ca

For Investor Relations enquiries:
Max Schwartz, Director of Investor Relations
investors@organigram.ca